SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2012

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated January 3, 2012

Press Release dated January 9, 2012

Press Release dated January 18, 2012

Press Release dated January 27, 2012

Press Release dated January 27, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: January 31, 2012

Eni: Financial Calendar 2012

Review and announcement of 2012 financial results

San Donato Milanese (Milan), January 3, 2012 - Eni announces the dates for the publication of its 2012 financial results as approved by the Board of Directors and at the Shareholders’ Meeting:

Fourth quarter 2011 results and preliminary financial statements as at December 31, 2011 Dividend announcement for the 2011 financial year	Board of Directors review	February 14, 2012
	Press release and conference call*	February 15, 2012
Eni consolidated financial statements as at December 31, 2011 and Eni SpA draft financial statements as at December 31, 2011 Dividend proposal for 2011	Board of Directors approval	March 15, 2012
	Press release and strategy presentation	March 15, 2012
First quarter 2012 results	Board of Directors review	April 26, 2012
	Press release and conference call*	April 27, 2012
Eni SpA financial statements as at December 31, 2011	Ordinary Shareholders' Meeting	April 30, 2012 (first call) May 8, 2012 (second call)
	Press release	April 30, 2012 or May 8, 2012

Second quarter 2012 results and interim financial report as at June 30, 2012 Interim dividend announcement for the financial year 2012	Board of Directors approval	July 31, 2012
	Press release and conference call*	August 1, 2012
Board resolution on 2012 interim dividend	Board of Directors approval	September 13, 2012
	Press release	September 13, 2012
Third quarter 2012 results	Board of Directors review	October 29, 2012
	Press release and conference call*	October 30, 2012

_____________________

* Press Releases will be issued in the morning (non trading hours) and a conference call for the presentation of results to the financial community will be held in the afternoon.

The balance of the dividend for the 2011 financial year will be paid on May 24, 2012 (ex-dividend date: May 21, 2012) and the interim dividend for the 2012 financial year will be paid on September 27, 2012 (ex-dividend date: September 24, 2012).

Any amendments to the above calendar will be notified to the market.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

This press release replaces the document sent by e-mail on December 22, 2011 (16:27 CET time).

Eni: major new discovery in the Barents Sea

Havis field will allow Eni to strengthen its leadership in oil and gas projects in the area

San Donato Milanese (Milan), January 9, 2012 - Eni announces Havis oil and gas discovery in the Barents Sea, about 200 km off the Norwegian cost.

The discovery, made with the Havis 1 NFW exploration well in a 365 meter area of water and at a depth of approximately 1,750 meters, revealed between 190 and 315 Mbbl of recoverable oil and between 4 and 6 GScm of gas.

Havis field represents the second major success in a row obtained by the company in the PL 532 Licence, after Skrugard’s discovery in 2011 drilled just 7 km from the new discovery.

The recoverable oil reserves unveiled in the PL 532 Licence area, which also includes the Skrugard discovery, amounts now to around 500 Mbbl. This will provide the partners with the potential to carry out a fast and cost-effective development plan for the discoveries. Eni plans to carry out further exploration activities in the Barents Sea in 2012, where the company will drill the Bønna prospect in the PL 529 license area and the Salina prospect in the PL 533 license area. In autumn 2012, Eni will also start drilling 22 production wells for the Goliat project.

Havis discovery will allow Eni to further strengthen its leadership in the Barents Sea where it will be the first operator to produce oil in 2013 with the launch of Goliath. Eni will also be the only company, together with Statoil, to be present in all the three commercial oil discoveries in the Barents Sea.

Eni holds a 30% stake in Havis; the other partners in the project are Statoil (50% and operator) and Petoro (20%).

Eni has been present in Norway since 1965, with current equity production of approximately 135,000 boe/day. With Goliat, Skrugard and Havis in its portfolio, Eni now has a 30-year outlook for its activities in the Barents Sea developing a strong foothold in the early phase of an emerging oil province on the Norwegian continental shelf.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

STANDARD & POOR’S REDUCES ENI’S RATING

San Donato Milanese (Milan), January 18, 2012 - Rating agency Standard & Poor’s lowered Eni’s long-term corporate credit rating to 'A' (outlook negative) from 'A+'. Standard & Poor’s confirmed the 'A-1' short term credit rating.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), January 27, 2012 - Eni has mandated Credit Agricole CIB, HSBC, J.P. Morgan, MPS Capital Services and UniCredit as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 8-year bond offering under its existing Euro Medium Term Notes Programme.

The bond is issued within the framework of the Euro Medium Term Notes programme and in accordance with the resolution adopted by Eni’s Board of Directors on March 31, 2011. The issuance aims to maintain a well-balanced financial structure between Eni's short and medium-long term debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors. The bond will be listed on the Luxembourg Stock Exchange.

Eni is rated A1 (outlook negative) by Moody’s and A (outlook negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate Bond

San Donato Milanese (Milan), January 27, 2012 - Today, Eni successfully launched a fixed rate bond issue for a notional amount of Euro 1 billion. The transaction was placed in the international Eurobond market. The bond has an 8 year maturity and pays a fixed annual coupon of 4.250%. The re-offer price is 99.502%.

The bond will be listed on the Luxembourg Stock Exchange. The transaction has been extremely successful both in Italy and abroad, in a market still characterized by high volatility.

Interest by a significant number of high quality institutional investors was mainly due to Eni's credit profile and its excellent reputation.

The notes were bought by institutional investors mainly in France, UK, Germany/Austria, Benelux and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com